
07054078

SIEBERT

Siebert Financial Corp. • 2006 Annual Report

Advancing Our Vision In A Changing Marketplace

For nearly 40 years the Siebert name and brand have stood for innovation and customer service in the financial services industry. Founded in 1969 by Muriel Siebert, the first woman member of the New York Stock Exchange, our firm was one of the first discount brokers as well as an early provider of online brokerage services. Today we are recognized as the country's most prominent Woman-Owned Business Enterprise in the capital markets industry.

In 2006, Siebert marked another year of significant progress, achieving important milestones in our continued evolution and progress as a company. We completed the first step in a multi-phase software development project that will culminate in the replacement of our current online trading platform. Even as we enhance our Web-based business, we continue to offer our clients who prefer one-on-one personal interaction the services of professional registered representatives, both over the phone and at our seven branch offices. We further built upon our presence in the institutional brokerage and investment banking areas, improving our trading platform and adding new clients in the equity and debt underwriting businesses. And, through our affiliate Siebert Brandford Shank, L.L.C. we solidified our top ranking among woman-and-minority-owned municipal bond underwriters.

At Siebert, our mission is the pursuit and delivery of value – both for our shareholders and for our clients. Our focus is to drive growth by playing to our traditional strengths in select areas of activity, while making continual advancements and adjustments to our approach and our offerings to take advantage of the ever-evolving circumstances and opportunities in the brokerage and capital markets areas. In this way, we remain true to the principles that have guided us and are well-positioned for the future.

May 2007

Dear Fellow Shareholders:

Against the backdrop of a moderating U.S. economy, a merger boom and a Dow average that established 22 record highs from July through the end of the year, your Company performed well in 2006. We continued to build upon our reputation as an independent provider of a select range of financial services, capitalizing on our strengths in retail and institutional brokerage, investment banking and underwriting.

Financial Performance

Your Company delivered positive earnings results throughout the year. Total 2006 revenue was $32.6 million, up $1.5 million, or 4.6 percent, from 2005. Net income of $3.4 million, or $.15 cents per share, was a substantial increase of 83.8 percent over 2005 net income of $1,863,000, or $.08 per share.

Intuit Lawsuit Update

We vigorously continue to pursue our lawsuit against Intuit for breach of contract, breach of fiduciary duty and other claims related to the strategic alliance we had with that firm. As previously reported, Intuit failed in its attempt to change the nature and jurisdiction of the case from a litigation in New York to an arbitration in California. After Siebert successfully moved in the trial court for an order disqualifying Intuit's counsel from representing Intuit in the case, the Appellate Division reversed that order, but granted our motion for leave to appeal to the Court of Appeals. The proceedings in the trial court are currently stayed as we await the Court of Appeals' decision. We continue to believe in the strength of our case, despite the time, money, and effort associated with the undertaking and the resultant legal fees.



Retail Brokerage Services

The economies of scale produced by industry consolidation and new challenges from low-cost entrants intensified competition in the retail discount brokerage business throughout the year. In this environment, it is critical to concentrate on establishing and building strong relationships with customers, especially active traders and large accounts. We have an obligation to provide them choices and cater to their preferences, with the understanding that our success is based on their satisfaction with the service and products we deliver through the multiple venues we offer.

We have a strong foundation of loyal customers who prefer to conduct their business with us via personal contact with our professional registered representatives by phone or in branches. These customers value this one-on-one interaction and are willing to pay a premium to access it. Our expertise in delivering the products, services and experience they desire allows us to retain and attract more of this market segment.



In doing so, we leverage our appeal as a solid, service-oriented boutique discount brokerage supported by the stability and resources of a larger firm. We strive to deliver satisfaction at every point of client contact. We are positioned to attract the self-directed investor who prefers a brokerage firm that is focused on providing responsiveness, sophistication and efficiency. The success of this customer-focused approach is obvious from the appreciation of our clients. Every week, over 50 percent of our new accounts come from referrals by satisfied customers.

Specifically, we differentiate ourselves in four areas:

Independence — Siebert does not make markets or take proprietary positions in securities, is not owned or controlled by any larger institution or market maker and is committed to best execution.

Competence — Our representatives can work large and sensitive orders through multiple electronic channels as well as on the floor of the New York Stock Exchange; manage complex and advanced options strategies; and direct orders to preferred market centers or electronic communications networks. Our professionals have access to the trading tools and technology required in an evolving world of high-speed electronic transactions.

Customer Service — In an increasingly digital world where the online channel is driving industry growth, we continue to treat investors as valued clients and individuals rather than anonymous account numbers.

Account Extras —We offer the highest available level of account protection in the brokerage industry, a choice of competitive taxable or tax-exempt money funds and margin interest rates among the lowest in the industry.

Our challenge going forward is to ensure that these elements of our relationship business model are combined with the best and latest in customer interface. Forrester Research, Inc., recently projected that by 2011, 12 million U.S. households will be trading online – an increase of 48 percent over today. In this environment, the strength of our online platform is an important adjunct to our excellence in providing broker-assisted discount trading and exceptional customer service.

We have a strong foundation on which to build. We have consistently received recognition for our online brokerage service in surveys by independent industry publications, such as *Kiplinger's* and *Barron's*. As with our offline customers, we offer our online service on a basis that is negotiable according to activity and/or account size. We believe our independent research offering is superior to much of the competition's, with multiple third-party sources of analysts' opinions, real-time news and research updates and four third-party automated stock selection systems.

However, technology moves quickly and we must keep ahead of the curve. Last year, we began a multiphase software development project that will culminate in the complete replacement of the SiebertNet online trading platform, enabling us to provide better tools, simpler navigation and a more robust trading facility. In making this change, we will be able to bring new features, products and functionality to our customers for years to come.



Going forward, our reputation as the broker that provides a choice of excellence through both the electronic venue and highly professional human resources will become the basis for an even more compelling value proposition and continued growth in our retail brokerage business.

Siebert Capital Markets

The Siebert Capital Markets division provides high-quality brokerage services to institutional clients and investment-banking services to corporations. Backed by the latest information technology and systems, our traders and investment bankers offer value-added services to some of the nation's largest investment managers, corporations and public retirement systems.

The business is significant. Siebert has acted as co-manager or underwriter in more than $70 billion of global equity offerings and $130 billion in global corporate bond offerings since January 2002. In 2006, the team built on its success, participating in equity underwritings for leading companies such as Hertz Global Holdings, Inc., The NYSE Group, Inc., and Chipotle Mexican Grill Inc. SCM acted as a co-manager in the corporate bond offerings of major issuers including AT&T Inc., Banc of America, CIT Group Inc., Citigroup Inc. and Wachovia Corporation. The division added a seasoned investment banker in 2006 and anticipates continuing to grow its business. On the institutional brokerage side, the institutional trading department continued to bolster its electronic execution capabilities in 2006 and significantly grew its activity in the corporate share repurchase business.

Municipal Underwriting

Muriel Siebert and Co., Inc., owns 49 percent of Siebert Brandford Shank & Co., L.L.C. (SBS), which had Member's Capital of approximately $10.7 million at year-end 2006. SBS has ranked in the top 25 book-running senior-managing municipal bond underwriters for the past six years, is presently ranked 14th and is the nation's number one book-running senior-managing municipal bond underwriter among woman and minority-owned firms.

In 2006, SBS acted as book-running senior manager on over $3.8 billion in municipal financings and co-managed over $46.5 billion. Senior-managed deals included $1.1 billion for the Detroit Water Supply System; $600 million for New York City Municipal Water; $290 million for the State of Connecticut; and $241 million for the Los Angeles Department of Water & Power. Siebert's financial statements report only on its 49 percent share of earnings and retained earnings of SBS.

SBS continues to have considerable and growing value as a corporate asset. In addition, our retail brokerage clients gain an advantage through our affiliation with SBS, a relationship that gives them access to new-issue municipal securities at initial public offering prices.

Stock Buy Back

On May 15, 2000, the Board of Directors of the Company authorized the repurchase of up to one million shares of the Company's common stock. Through December 31, 2006, the Company had purchased



999,500 shares at an average price of $4.51 per share. Upon authorization to purchase additional shares, the Company intends to continue acquiring shares pursuant to its stock repurchase program based upon the price of the stock and in accordance with applicable rules and regulations.

Dividend Declaration

On August 9, 2006, the Company declared a dividend of eight cents per share on its common stock payable August 30, 2006 to shareholders of record at the close of business on August 21, 2006. As majority shareholder, Chairwoman Muriel F. Siebert waived her right to receive the dividend in excess of the aggregate amount of dividend to be paid to other shareholders. As a result, she received a dividend of approximately $160,000 as compared with the amount of approximately $1.6 million that would have been paid on her total holdings. Ms. Siebert waived her portion of all previous dividends declared to date. Ms. Siebert and our Board of Directors will regularly consider whether to declare dividends based on earnings, capital requirements, economic forecasts and such other factors as are deemed relevant.

A Strong Foundation

We continue to operate on conservative business principles. Our balance sheet remains sound, with $47 million in assets at year-end, of which $35 million, or 75 percent, is in cash or cash equivalents, and no debt, positioning us well for further growth and expansion. Our commitment to providing the best discount brokerage services is absolute, as is our dedication to integrity. We continue to pursue potential opportunities throughout our core and ancillary businesses. We look forward to building on this strong foundation, as we begin another year of shared progress and achievement, continuing to enhance the value and extend the scope of your Company.

Thank you for your support,

Muriel Siebert
Chairwoman, President and Chief Executive Officer

P.S. We encourage all shareholders to take advantage of the Shareholder Discount Program through which holders of at least 100 Siebert shares can receive a 10 percent commission discount plus two free trades per year. For specific details, contact James Burzynski, Manager, New Accounts, at 800-872-0711 and identify yourself as a shareholder. The New Accounts Department is open from 7:30 am to 7:30 pm ET, Monday – Friday.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2006

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Commission file number 0-5703


SEC MAIL PROCESSING
RECEIVED
MAY 0 8 2007
WASH, D.C.
185
SECTION

Siebert Financial Corp.
(Exact name of registrant as specified in its charter)

New York	**11-1796714**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
885 Third Avenue, New York, New York	**10022**
(Address of principal executive offices)	**(Zip Code)**

(212) 644-2400
Registrant's telephone number

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
NONE	**NONE**

Securities registered under Section 12(g) of the Exchange Act:

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of class)

Indicate by checkmark if the registrant is a well know seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act). Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2). YES ☐ NO ☒

The number of shares of the Registrant's outstanding Common Stock, as of March 12, 2007, was 22,204,832 shares. The aggregate market value of the Common Stock held by non-affiliates of the registrant (based upon the last sale price of the Common Stock reported on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2006), was $4,859,474.

Documents Incorporated by Reference: Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act on or before April 30, 2007, incorporated by reference into Part III.

Special Note Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks and uncertainties and known and unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future expressed or implied by such forward looking statements, including without limitation: changes in general economic and market conditions; changes and prospects for changes in interest rates; fluctuations in volume and prices of securities; demand for brokerage and investment banking services; competition within and without the discount brokerage business, including the offer of broader services; competition from electronic discount brokerage firms offering greater discounts on commissions than the Company; the prevalence of a flat fee environment; decline in participation in equity or municipal finance underwritings; limited trading opportunities; the method of placing trades by the Company's customers; computer and telephone system failures; the level of spending by the Company on advertising and promotion; trading errors and the possibility of losses from customer non-payment of amounts due; other increases in expenses and changes in net capital or other regulatory requirements.

PART I

Item 1. BUSINESS

General

Siebert Financial Corp. (the "Company") is a holding company that conducts its retail discount brokerage and investment banking business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., a Delaware corporation ("Siebert"). Muriel Siebert, the first woman member of the New York Stock Exchange, is our Chairwoman and President and owns approximately 90% of our outstanding common stock, par value $.01 per share (the "Common Stock").

Our principal offices are located at 885 Third Avenue, New York, New York 10022, and its phone number is (212) 644-2400. Our Internet address is www.siebertnet.com. Our SEC filings are available through our website, where you are able to obtain copies of the Company's public filings free of charge. Our Common Stock trades on the Nasdaq Global Market under the symbol "SIEB".

Business Overview

Siebert's principal activity is providing Internet and traditional discount brokerage and related services to retail investors and, through its wholly owned subsidiary, Siebert Woman's Financial Network, Inc ("WFN"), engages in providing products, services and information all uniquely devoted to woman's financial needs. Through its Capital Markets division, Siebert also offers institutional clients equity execution services on an agency basis, as well as equity and fixed income underwriting and investment banking services. We believe that we are the largest Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country. In addition, Siebert, Brandford, Shank & Co., LLC ("SBS"), a company in which Siebert holds a 49% ownership interest, is the largest Minority and Women's Business Enterprise ("MWBE") in the tax-exempt underwriting business in the country.

The Retail Division

Discount Brokerage and Related Services. Siebert became a discount broker on May 1, 1975, a date that would later come to be known as "May Day." Siebert believes that it has been in business and a member of The New York Stock Exchange, Inc. (the "NYSE") longer than any other discount broker. In 1998, Siebert began to offer its customers access to their accounts through SiebertNet, its Internet website. Siebert's focus in its discount brokerage business is to serve retail clients seeking a wide selection of quality investment services, including trading through a broker on the telephone, through a wireless device or via the Internet, at commissions that are substantially lower than those of full-commission firms and competitive with the national discount brokerage firms. Siebert clears its securities transactions on a fully disclosed basis through National Financial Services Corp. ("NFS"), a wholly owned subsidiary of Fidelity Investments.

Siebert serves investors who make their own investment decisions. Siebert seeks to assist its customers in their investment decisions by offering a number of value added services, including easy access to account information. Siebert's representatives are available to assist customers with information via toll-free 800 service Monday through Friday between 7:30 a.m. and 7:30 p.m. Eastern Time. Through its SiebertNet, Mobile Broker, inter-active voice recognition and Siebert MarketPhone services, 24-hour access is available to customers.

Independent Retail Execution Services. Siebert offers what it believes to be the best possible trade executions for customers. Siebert does not make markets in securities, nor does it take positions against customer orders.

Siebert's listed orders are routed in a manner intended to afford its customers the opportunity for price improvement on all orders. Through a service called NYSE Prime™, Siebert also has the ability to document to customers all price improvements received on orders executed on the NYSE when orders are filled at better than the National Best Bid/Offer.

Siebert's over the counter orders are executed through a network of Nasdaq market makers with no single market maker executing all trades. The firm also offers customers execution services through Nasdaq's SelectNet™ and Reuters' Instinet™ systems for an additional fee. These systems give customer's access to all Electronic Communication Networks listed on SelectNet™ and to Instinet™ before and after regular market hours. Siebert believes that its over-the counter executions afford its customers the best possible opportunity for consistent price improvement.

Customers may also indicate online interest in buying or selling fixed income securities, including municipal bonds, corporate bonds, mortgage-backed securities, Government Sponsored Enterprises, Unit Investment Trusts or Certificates of Deposit. These transactions are serviced by registered representatives.

Retail Customer Service. Siebert believes that superior customer service enhances its ability to compete with larger discount brokerage firms and therefore provides retail customers, at no additional charge, with personal service via toll-free access to dedicated customer support personnel for all of its products and services. Customer service personnel are located in each of Siebert's branch offices. Siebert presently has retail offices in New York, New York, Jersey City, New Jersey, Boca Raton, Surfside, Palm Beach and Naples, Florida and Beverly Hills, California. Siebert uses a proprietary Customer Relationship Management System that enables representatives, no matter where located, to view a customer's service requests and the response thereto. Eventually, it is intended that this system will also allow customers to enter their requests directly into the system and track the response. Siebert's telephone system permits the automatic routing of calls to the next available agent having the appropriate skill set.

Retirement Accounts. Siebert offers customers a variety of self-directed retirement accounts for which it acts as agent on all transactions. Custodial services are provided through an affiliate of NFS, the firm's clearing agent, which also serves as trustee for such accounts. Each IRA, SEP IRA, ROTH IRA, 401(k) and KEOGH account can be invested in mutual funds, stocks, bonds and other investments in a consolidated account.

Customer Financing. Customers margin accounts are carried through Siebert's clearing agent which lends customers a portion of the market value of certain securities held in the customer's account. Margin loans are collateralized by these securities. Customers also may sell securities short in a margin account, subject to minimum equity and applicable margin requirements, and the availability of such securities to be borrowed. In permitting customers to engage in margin, short sale or any transaction, Siebert assumes the risk of its customers' failure to meet their obligations in the event of adverse changes in the market value of the securities positions. Both Siebert and its clearing agents reserve the right to set margin requirements higher than those established by the Federal Reserve Board.

Siebert has established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. Managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, accounts are monitored closely until their payment obligation is completed; if the customer does not meet the commitment, steps are taken to close out the position and minimize any loss. Siebert has not had significant credit losses in the last five years.

Information and Communications Systems. Siebert's operations rely heavily on information processing and communications systems which are provided by Siebert's clearing agent. The system for processing securities transactions is highly automated. Registered representatives utilize personal computer workstations to access customer account information, obtain securities prices and related information and enter and confirm orders through dedicated lines to Siebert's clearing agents.

Siebert maintains a computer network to support its customer service messaging systems, as well as other applications such as record keeping and direct customer access to marketing information. Through its clearing agents, Siebert's computers are linked to the major registered United States securities exchanges, the National Securities Clearing Corporation and The Depository Trust Company. Failure of Siebert's redundant private lines local area networks or communication systems for a significant period of time could limit the ability to process a large volume of transactions accurately and rapidly. This could result in Siebert being unable to satisfy its obligations to customers and other securities firms, and in such an event could result in regulatory violations. External events, such as an earthquake or massive power failure, loss of redundant external information feeds, such as security price information, as well as massive internal malfunctions, could render part or all of such systems inoperative.

To enhance the reliability of its systems and backup data, Siebert maintains redundancies, backup plans and recovery functions including backup trading facilities.

Siebert's communications systems include a voice system that allows calls to be answered by the next available agent having the appropriate skill set for the incoming call. Data is delivered to branches over a multipoint Virtual Private Network system. Call center software provides statistical reports, such as time on hold, duration of calls and the number of calls handled by each agent. The vendor of the communications system monitors these systems on a twenty-four hour a day, seven day a week basis and can make software repairs remotely.

Current Developments

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003 seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's causes of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Siebert, seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision regarding punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. The Court's Appellate Division reversed the order of disqualification, but, thereafter, granted Siebert's motion for leave to appeal to the Court of Appeals, New York highest court. All proceedings in the action are stayed pending Siebert's appeal, which the Court of Appeals heard in March 2007. The outcome of this matter cannot now be predicted.

Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial position. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs, and Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid a consideration to Pershing that had been previously accrued by Siebert.

We entered into an Operating Agreement, effective as of April 19, 2005 (the "Operating Agreement"), with Suzanne Shank and Napolean Brandford III, the two individual principals of SBS (the "Principals") of SBS Financial Products Company LLC, a Delaware limited liability company ("SBSFPC"). Pursuant to the terms of the Operating Agreement, the Company and each of the Principals made an initial capital contribution of $400,000 in exchange for a 33.33% initial interest in SBSFPC. SBSFPC engages in derivatives transactions related to the municipal underwriting business. The Operating Agreement provides that profit and loss will be shared 66.66% by the Principals and 33.33% by us.

On May 15, 2000, our board of directors authorized the repurchase of up to 1,000,000 shares of our common stock. Shares will be purchased from time to time, in our discretion, in the open market and in private transactions. Through December 31, 2006, 999,500 shares have been purchased at an average price of $4.51 per share. We intend to continue acquiring shares pursuant to our stock repurchase program based upon the price of the stock and in accordance with applicable rules and regulations.

The Capital Markets Division

In 1991, Siebert created its Capital Markets Group ("SCM") division, which serves as a co-manager, underwriting syndicate member, or selling group member on a wide spectrum of securities offerings for corporations and Federal agencies.

Principal activities of the Capital Markets Division are investment banking and institutional equity execution services. In June 2004, Siebert expanded its SCM Operations. SCM provides high-quality brokerage service to both institutional investors and issuers of equity and fixed-income securities.

During 1996, Siebert formed the Siebert, Brandford, Shank division of the investment banking group to enhance the activities of Siebert's tax exempt underwriting. The operations of the Siebert, Brandford, Shank division were moved on July 1, 1998, to a newly formed entity, SBS. Two individuals, Mr. Napoleon Brandford and Ms. Suzanne F. Shank, own 51% of the equity and are entitled to 51% of the net profits of SBS and Siebert is entitled to the balance. Through its investment in SBS, Siebert has become a more significant factor in the tax exempt underwriting area, and expects to enhance its government and institutional relationships, as well as the breadth of products that can be made available to retail clients. During 2006, SBS served as the lead manager of over $3 billion of negotiated municipal new issues and served as a co-manager in over $57 billion of negotiated municipal new issues.

Since its inception, the Siebert, Brandford, Shank division and its successor SBS have co-managed offerings of approximately $428 billion and lead managed offerings of approximately $17 billion. Clients include the States of California, Texas, Washington, Ohio and Michigan and the Cities of Chicago, Detroit, Los Angeles, Houston, Dallas, Denver and St. Louis.

SBS operates out of offices in San Francisco, New York, Seattle, Houston, Chicago, Detroit, Los Angeles, Washington, DC, San Antonio, Anchorage, Miami and Dallas.

Certain risks are involved in the underwriting of securities. Underwriting syndicates agree to purchase securities at a discount from the initial public offering price. An underwriter is exposed to losses on the securities that it has committed to purchase if the securities must be sold below the cost to the syndicate. In the last several years, investment banking firms have increasingly underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction. Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered.

Advertising, Marketing and Promotion

Siebert develops and maintains its retail customer base through printed advertising in financial publications, broadcast commercials over national and local cable TV channels, as well as promotional efforts and public appearances by Ms. Siebert. Additionally, a significant number of the firm's new accounts are developed directly from referrals by satisfied customers.

Competition

Siebert encounters significant competition from full-commission, online and discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger and better capitalized than Siebert. The reduced volume of trading starting in early 2001 is leading to consolidation in the industry in both the online and traditional brokerage business. Siebert believes that additional competitors such as banks, insurance companies, providers of online financial and information services and others will continue to be attracted to the online brokerage industry as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Some such firms are offering their services over the Internet and have devoted more resources to and have more elaborate websites than Siebert. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert believes that its main competitive advantages are high quality customer service, responsiveness, cost and products offered, the breadth of product line and excellent executions.

Regulation

The securities industry in the United States is subject to extensive regulation under both Federal and state laws. The Securities and Exchange Commission ("SEC") is the Federal agency charged with administration of the Federal securities laws. Siebert is registered as a broker-dealer with the SEC, and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers ("NASD"). Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD and national securities exchanges such as the NYSE, which is Siebert's primary regulator with respect to financial and operational compliance. These self-regulatory organizations adopt rules (subject to approval by the SEC) governing the industry and conduct periodic examinations of broker-dealers. Securities firms are also subject to regulation by state securities authorities in the states in which they do business. Siebert is registered as a broker-dealer in 50 states, the District of Columbia and Puerto Rico.

The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. The regulations to which broker-dealers are subject cover all aspects of the securities business, including training of personnel, sales methods, trading practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping, fee arrangements, disclosure to clients, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules may directly affect the method of operation and profitability of broker-dealers and investment advisers. The SEC, self-regulatory organizations and state securities authorities may conduct administrative proceedings which can result in censure, fine, cease and desist orders or suspension or expulsion of a broker-dealer or an investment adviser, its officers or its employees.

On March 4, 2005, Siebert consented without admitting or denying guilt to a $45,000 fine and censure by the NYSE due to findings of books-and-records, financial, operational and supervisory deficiencies. This action was based on technical record keeping and administrative deficiencies and there were no complaints from and no losses to any Siebert customers. As the NYSE expressly noted, Siebert had no prior disciplinary history in its 37 years in business.

As a registered broker-dealer and NASD member organization, Siebert is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. The SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through it's clearing agent, has purchased from private insurers additional account protection in the event of liquidation up to the net asset value, as defined, of each account. Stocks, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

Siebert is also authorized by the Municipal Securities Rulemaking Board to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

Net Capital Requirements

As a registered broker-dealer, Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Net Capital Rule"), which has also been adopted by the NYSE. Siebert is a member firm of the NYSE and the NASD. The Net Capital Rule specifies minimum net capital requirements for all registered broker-dealers and is designed to measure financial integrity and liquidity. Failure to maintain the required regulatory net capital may subject a firm to suspension or expulsion by the NYSE and the NASD, certain punitive actions by the SEC and other regulatory bodies and, ultimately, may require a firm's liquidation.

Regulatory net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. These deductions include charges that discount the value of security positions held by Siebert to reflect the possibility of adverse changes in market value prior to disposition.

The Net Capital Rule requires notice of equity capital withdrawals to be provided to the SEC prior to and subsequent to withdrawals exceeding certain sizes. The Net Capital Rule also allows the SEC, under limited circumstances, to restrict a broker-dealer from withdrawing equity capital for up to 20 business days. The Net Capital Rule of the NYSE also provides that equity capital may not be drawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.

Under applicable regulations, Siebert is required to maintain regulatory net capital of at least $250,000. At December 31, 2006 and 2005, Siebert had net capital of $27.7 million and $25.6 million, respectively. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

Employees

As of March 5, 2007, we had approximately 90 employees, six of whom were corporate officers. None of our employees is represented by a union, and we believe that relations with our employees are good.

Item 1A. RISK FACTORS

Securities market volatility and other securities industry risk could adversely affect our business

Our principal business activities include discount retail broker-dealer operations, as well as investment banking, institutional sales and other related business lines. Like other businesses operating in the securities industry, our business is directly affected by volatile trading markets, fluctuations in the volume of market activity, economic and political conditions, upward and downward trends in business and finance at large, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived credit worthiness of the securities industry in the marketplace and the level and volatility of interest rates. We also face risks relating to trading losses, losses resulting from the ownership or underwriting of securities, counterparty failure to meet commitments, customer fraud, employee fraud, issuer fraud, errors and misconduct, failures in connection with the processing of securities transactions and litigation. The varied risks associated with our business and the securities industry in general could adversely affect our commission and other revenues. A reduction in our revenues or a loss resulting from our underwriting or ownership of securities or sales or trading of securities could have a material adverse effect on our business, results of operations and financial condition. In addition, as a result of these risks, our revenues and operating results may be subject to significant fluctuations from quarter to quarter and from year to year.

Lower price levels in the securities markets may reduce our profitability adversely affecting the price of our common stock.

Lower price levels of securities may result in (i) reduced volumes of securities, options and futures transactions, with a consequent reduction in our commission revenues, and (ii) losses from declines in the market value of securities we held in investment and underwriting positions. In periods of low volume, our levels of profitability are further adversely affected because certain of our expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in our having difficulty selling securities. Such negative market conditions, if prolonged, may also lower our revenues from investment banking and other activities. A reduction in our revenues from investment banking or other activities could have a material adverse affect on our business, results of operations and financial condition.

There is intense competition in the discount brokerage industry.

Siebert encounters significant competition from full-commission, online and other discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations many of which are significantly larger and better capitalized than Siebert. Siebert equity investee, SBS, a municipal bond underwriter, also encounters significant competition from firms engaged in the municipal finance business. The general financial success of the securities industry over the past several years and the price wars encountered and lower commission rates in the discount brokerage business in general have strengthened our existing competitors. Siebert believes that such changes in the industry will continue to strengthen existing competitors and attract additional competitors such as banks, insurance companies, providers of online financial and information services, and others as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert may not be able to compete effectively with current or future competitors.

During 2006, competition continued to intensify both among all classes of brokerage firms and within the discount brokerage business as well as from consolidation in the discount brokerage industry. Some competitors in the discount brokerage business offer services which we do not, including financial advice and investment management. In the last two years, some competitors have continued to offer lower flat rate execution fees that are difficult for any conventional discount firm to meet. Industry-wide changes in trading practices are expected to cause continuing pressure on fees earned by discount brokers for the sale of order flow. Many of the flat fee brokers impose charges for services such as mailing, transfers and handling exchanges which Siebert does not and also direct their execution to captive market makers. Continued or increased competition from ultra low cost, flat fee brokers and broader service offerings from other discount brokers could limit our growth or lead to a decline in Siebert's customer base which would adversely affect our business, results of operations and financial condition.

We are subject to extensive government regulation.

Our business is subject to extensive regulation in the United States, at both the Federal and state level. We are also subject to regulation by self–regulatory organizations and other regulatory bodies in the Untied States, such as the SEC, the NYSE, the NASD and the Municipal Securities Rulemaking Board (the "MSRB"). We are registered as a broker-dealer in 50 states, the District of Columbia and Puerto Rico. The regulations to which we are subject as a broker-dealer cover all aspects of the securities business including: training of personnel, sales methods, trading practices, uses and safe keeping of customers' funds and securities, capital structure, record keeping, fee arrangements, disclosure and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations, which may be subject to the uncertainties of interpretation, could result in civil penalties, fines, suspension or expulsion and have a material adverse effect on our business, results of operations and financial condition.

Siebert, as a registered broker-dealer and NASD member organization, is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through its clearing agent, has purchased from private insurers additional account protection in the event of liquidation up to the net asset value, as defined, of each account. Stocks, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

Siebert is also authorized by the MSRB to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

The laws, rules and regulations, as well as governmental policies and accounting principles, governing our business and the financial services and banking industries generally have changed significantly over recent years and are expected to continue to do so. We cannot predict which changes in laws, rules, regulations, governmental policies or accounting principles will be adopted. Any changes in the laws, rules, regulations, governmental policies or accounting principles relating to our business could materially and adversely affect our business, results of operations and financial condition.

We are subject to net capital requirements.

The SEC, the NYSE and various other securities and commodities exchanges and other regulatory bodies in the United States have rules with respect to net capital requirements which affect us. These rules have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash of highly liquid investments. Our compliance with the net capital requirements could limit operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict our ability to withdraw our capital, even in circumstances where we have more than the minimum amount of required capital, which, in turn, could limit our ability to implement growth strategies. In addition, a change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation or amount to such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could have similar adverse effects.

Our customers may fail to pay us.

A principal credit risk to which we are exposed on a regular basis is that our customers may fail to pay for their purchases or fail to maintain the minimum required collateral for amounts borrowed against securities positions maintained by them. We have established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. However, our managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, these accounts are monitored until their payment obligation is completed. If the customer does not meet the commitment, we take steps to close out the position in an attempt to minimize losses.

We have personnel specifically responsible for monitoring all customer positions for the maintenance of required collateral. These personnel also monitor accounts that may be concentrated in one or more securities whereby a significant decline in the value of a particular security could reduce the value of the account's collateral below the account's loan obligation. While we have not had significant credit losses in the last five years, we cannot assure you that the policies and procedures we have established will be adequate to prevent a significant credit loss.

We face risks relating to our investment banking activities.

Certain risks are involved in the underwriting of securities. Investment banking and underwriting syndicates agree to purchase securities at a discount from the public offering price. If the securities must be sold below the syndicate cost, an underwriter is exposed to losses on the securities that it has committed to purchase. In the last several years, investment banking firms increasingly have underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction.

Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered. While municipal securities are exempt from the registration requirements of the Securities Act, underwriters of municipal securities are exposed to substantial potential liability for material misstatements or omissions of fact in the offering documents prepared for these offerings.

An increase in volume on our systems or other events could cause them to malfunction.

We presently receive and process up to 65% of our trade orders electronically. This method of trading is heavily dependent on the integrity of the electronic systems supporting it. While we have never experienced a significant failure of our trading systems, heavy stress placed on our systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether. Any significant degradation or failure of our systems or the systems of third parties involved in the trading process (e.g., online and Internet service providers, record keeping and data processing functions performed by third parties, and third party software), even for a short time, could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from these customers for losses. We cannot assure you that our network structure will operate appropriately in the event of a subsystem, component or software failure. In addition, we cannot assure you that we will be able to prevent an extended systems failure in the event of a power or telecommunications failure, an earthquake, terrorist attack, fire or any act of God. Any systems failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results.

We rely on information processing and communications systems to process and record our transactions.

Our operations rely heavily on information processing and communications systems. Our system for processing securities transactions is highly automated. Registered representatives equipped with online computer terminals can access customer account information, obtain securities prices and related information and enter and confirm orders online.

To support our customer service delivery systems, as well as other applications such as clearing functions, account administration, record keeping and direct customer access to investment information, we maintain a computer network in New York City. Through our clearing agent, our computers are also linked to the major registered U.S. securities exchanges, the National Securities Clearing Corporation and the Depository Trust Company. Failure of the information processing or communications systems for a significant period of time could limit our ability to process a large volume of transactions accurately and rapidly. This could cause us to be unable to satisfy our obligations to customers and other securities firms, and could result in regulatory violations. External events, such as an earthquake, terrorist attack or power failure, loss of external information feeds, such as security price information, as well as internal malfunctions such as those that could occur during the implementation of system modifications, could render part or all of these systems inoperative.

We may not be able to keep up pace with continuing changes in technology.

Our market is characterized by rapidly changing technology. To be successful, we must adapt to this rapidly changing environment by continually improving the performance, features and reliability of our services. We could incur substantial costs if we need to modify our services or infrastructure or adapt our technology to respond to these changes. A delay or failure to address technological advances and developments or an increase in costs resulting from these changes could have a material and adverse effect on our business, financial condition and results of operations.

We depend on our ability to attract and retain key personnel.

Our continued success is principally dependent on our founder, Muriel F. Siebert, Chairwoman, Chief Executive Officer and President and our senior management. In addition, the continued success of SBS may be dependent on the services of Napoleon Brandford III and Suzanne Shank. The loss of the services of any of these individuals could significantly harm our business, financial condition and operating results.

Our principal shareholder may control many key decisions.

Ms. Muriel Siebert currently owns approximately 90% of our outstanding common stock. Ms. Siebert will have the power to elect the entire Board of Directors and, except as otherwise provided by law or our Certificate of Incorporation or by-laws, to approve any action requiring shareholder approval without a shareholders meeting.

There may be no public market for our common stock.

Only approximately 2,200,000 shares, or approximately 10% of our shares outstanding, are currently held by the public. Although our common stock is traded in The Nasdaq Global Market, their can be no assurance that an active public market will continue.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Siebert currently maintains seven retail discount brokerage offices. Customers can visit the offices to obtain market information, place orders, open accounts, deliver and receive checks and securities, and obtain related customer services in person. Nevertheless, most of Siebert's activities are conducted on the Internet or by telephone and mail.

Siebert operates its business out of the following seven leased offices:

Location	Approximate Office Area in Square Feet	Expiration Date of Current Lease	Renewal Terms
Corporate Headquarters, Retail and Investment Banking Office 885 Third Ave. New York, NY 10022	7,828	1/14/11	None
Retail Offices			
9693 Wilshire Boulevard Beverly Hills, CA 90212	1,000	6/30/07	None
4400 North Federal Highway Boca Raton, FL 33431	2,438	5/31/09	None
111 Pavonia Avenue[(1)] Jersey City, NJ 07310	7,768	6/30/09	None
400 Fifth Avenue – South Naples, FL 33940	1,008	4/30/08	None
240A South County Road Palm Beach, FL 33480	770	12/31/07	None
9569 Harding Avenue Surfside, FL 33154	1,150	4/30/07	None

(1) Certain of our administrative and back office functions are performed at this location.

We believe that our properties are in good condition and are suitable for our operations.

Item 3. LEGAL PROCEEDINGS

See Part I-Item 1 "Business-Current Developments" and Part I-Item 7" Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to our lawsuit against Intuit Inc. which was filed in New York State Supreme Court, County of New York on September 17, 2003 alleging among other things, Intuit's breach of contractual obligations, breach of fiduciary duties and misrepresentation and/or fraud, all relating to the Joint Brokerage services conducted under the Strategic Alliance Agreement between Siebert and Intuit.

In addition, we are involved in various routine lawsuits of a nature we deem to be customary and incidental to our business. In the opinion of our management, the ultimate disposition of such actions will not have a material adverse effect on our financial position or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

No matter was submitted to a vote of shareholders during the fourth quarter of the fiscal year ended December 31, 2006.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the Nasdaq Stock Market under the symbol "SIEB". The high and low sales prices of our common stock reported by Nasdaq during the following calendar quarters were:

	High	Low
First Quarter - 2005	$ 3.95	$ 2.96
Second Quarter - 2005	$ 4.50	$ 2.55
Third Quarter - 2005	$ 3.85	$ 2.80
Fourth Quarter - 2005	$ 3.05	$ 2.34
First Quarter - 2006	$ 2.88	$ 2.39
Second Quarter - 2006	$ 2.99	$ 2.35
Third Quarter - 2006	$ 2.95	$ 2.35
Fourth Quarter - 2006	$ 5.70	$ 2.75
January 1, 2007 - March 16, 2007	$ 4.50	$ 3.45

On March 13, 2007, the closing price of our common stock on the Nasdaq Stock Market was $3.85 per share. There were 137 holders of record of our common stock and more than 2,000 beneficial owners of our common stock on March 13, 2007.

Dividend Policy

On August 9, 2006, the Board of Directors declared a dividend of eight cents per share on our common stock, which was paid on August 30, 2006 to shareholders of record at the close of business on August 21, 2006. The total amount paid on this dividend declaration was $359,048. Ms. Muriel Siebert, the Chief Executive Officer and majority shareholder waived the right to receive the dividend in excess of the aggregate amount paid to other shareholders. Other shareholders were paid dividends of $179,524.

We did not pay cash dividends to our shareholders in 2005 or 2004. Our Board of Directors periodically considers whether to declare dividends. In considering whether to pay such dividends, our Board of Directors will review our earnings capital requirements, economic forecasts and such other factors as are deemed relevant. Some portion of our earnings will be retained to provide capital for the operation and expansion of our business.

Issuer Purchase Of Equity Securities

On May 15, 2000, our Board of Directors authorized a buy back of up to one million shares of our common stock. Under this program, shares are purchased from time to time, at our discretion, in the open market and in private transactions. The following table sets forth information regarding our purchase of common stock on a monthly basis during the fourth quarter of 2006:

Period	Total Number Of Shares Purchased During Period	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under The Plan
October 2006	—	—	933,401	66,599
November 2006	8,060	$ 4.80	941,461	58,539
December 2006	58,039	$ 4.85	999,500	500
Total	66,099	$ 4.85	999,500	500

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2006 with respect to our equity compensation plans.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]	1,603,966	$ 4.28	2,027,915
Equity compensation plans not approved by security holders[2]	41,400	—	18,600
Total	1,645,366	$ 4.28	2,046,515

(1) Represents our 1997 Stock Option Plan.

(2) Represents our 1998 Restricted Stock Award Plan.

Material Terms of the 1998 Restricted Stock Award Plan

Our 1998 Restricted Stock Award Plan provides for awards to key employees of not more than an aggregate of 60,000 shares of our common stock, subject to adjustments for stock splits, stock dividends and other changes in our capitalization, to be issued either immediately after the award or at a future date. As of December 31, 2006, 41,400 shares of our common stock under the Restricted Stock Award Plan had been awarded and were outstanding. As provided in the plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by us for the benefit of the recipients, subject to the same restrictions as the award. These dividends, without interest, are paid to the recipients upon lapse of the restrictions.

Our Performance: The graph below compares our performance from December 31, 2001 through December 31, 2006, against the performance of the Nasdaq Market Index and a peer group. The peer group consists of A.B. Watley Group Inc., Ameritrade Holding Corporation, E*Trade Group, Inc. and The Charles Schwab Corporation.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Siebert Financial Corp., The NASDAQ Composite Index
And A Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Siebert Financial Corp.
NASDAQ Composite
Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. SELECTED FINANCIAL DATA

(In thousands except share and per share data)

The Following Selected Financial Information Should Be Read In Conjunction With Our Consolidated Financial Statements And The Related Notes Thereto.

	2006	2005	2004	2003	2002
Income statement data:					
Total Revenues	$ 32,619	$ 31,172	$ 28,104	$ 24,696	$ 24,104
Net income (loss)	$ 3,425	$ 1,863	$ 533	$ 123	$ (1,633)
Net income (loss) per share of common stock					
Basic	$ 0.15	$ 0.08	$ 0.02	$ 0.01	$ (0.07)
Diluted	$ 0.15	$ 0.08	$ 0.02	$ 0.01	$ (0.07)
Weighted average shares outstanding (basic)	22,129,566	22,093,369	22,113,228	22,305,369	22,403,990
Weighted average shares outstanding (diluted)	22,252,851	22,127,940	22,276,562	22,453,538	22,403,990
Statement of financial condition data (at year-end):					
Total assets	$ 46,869	$ 43,027	$ 41,560	$ 40,026	$ 40,451
Total liabilities excluding subordinated borrowings	$ 6,460	$ 5,975	$ 6,460	$ 4,891	$ 4,784
Stockholders' equity	$ 40,409	$ 37,052	$ 35,100	$ 35,135	$ 35,667

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with our audited Consolidated Financial Statements and the Notes thereto contained elsewhere in this Annual Report.

The market was stronger in 2006 due to steady interest rates and declining oil prices although our customer trading activity was flat.

Competition continued to intensify among all types of brokerage firms, including established discount brokers and new firms entering the on-line brokerage business. Electronic trading continues to account for an increasing amount of trading activity, with some firms charging very low trading execution fees that are difficult for any conventional discount firm to meet. Some of these brokers, however, impose asset based charges for services such as mailing, transfers and handling exchanges which we do not currently impose, and also direct their orders to market makers where they have a financial interest. Continued competition could limit our growth or even lead to a decline in our customer base, which would adversely affect our results of operations. Industry-wide changes in trading practices, such as the New York Stock Exchange's Hybrid Market proposal and the increasing use of Electronic Communications Networks, are expected to put continuing pressure on commissions/fees earned by brokers while increasing volatility.

We entered into an Operating Agreement, effective as of April 19, 2005 (the "Operating Agreement"), with Suzanne Shank and Napolean Brandford III, the two individual principals of SBS (the "Principals") of SBS Financial Products Company LLC, a Delaware limited liability company ("SBSFPC"). Pursuant to the terms of the Operating Agreement, the Company and each of the Principals made an initial capital contribution of $400,000 in exchange for a 33.33% initial interest in SBSFPC. SBSFPC engages in derivatives transactions related to the municipal underwriting business. The Operating Agreement provides that profit and loss will be shared 66.66% by the Principals and 33.33% by us.

On May 15, 2000, our Board of Directors authorized a buy back of up to one million shares of our common stock. Under this program, shares are purchased from time to time, at our discretion, in the open market and in private transactions. Through March 14, 2007, 999,500 shares have been purchased at an average price of $4.51 per share.

We, like other securities firms, are directly affected by general economic and market conditions including fluctuations in volume and prices of securities, changes and the prospect of changes in interest rates, and demand for brokerage and investment banking services, all of which can affect our profitability. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period.

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003 seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's causes of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Siebert, seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision regarding punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. The Court's Appellate Division reversed the order of disqualification, but, thereafter, granted Siebert's motion for leave to appeal to the Court of Appeals, New York highest court. All proceedings in the action are stayed pending Siebert's appeal, which the Court of Appeals heard in March 2007. The outcome of this matter cannot now be predicted.

Critical Accounting Policies

We generally follow accounting policies standard in the brokerage industry and believe that our policies appropriately reflect our financial position and results of operations. Our management makes significant "estimates" that effect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contigent assets and liabilities included in the financial statements. The estimates relate primarily to revenue and expense items in the normal course of business as to which we receive no confirmations, invoices, or other documentation, at the time the books are closed for a period. We use our best judgment, based on our knowledge of revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. We are not aware of any material differences between the estimates used in closing our books for the last five years and the actual amounts of revenue and expenses incurred when we subsequently receive the actual confirmations, invoices or other documentation. Estimates are also used in determining the useful lives of intangibles assets, and the fair market value of intangible assets. Our management believes that its estimates are reasonable.

Results of Operations

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

Revenues. Total revenues for 2006 were $32.6 million, an increase of $1.4 million, or 4.5%, from 2005. Commission and fee income decreased $558,000, or 2.2%, from the prior year to $24.7 million primarily due to a decrease in commissions generated by the commission recapture operations offset by increases in the institutional trading operations as well as retail customer operations.

Investment banking revenues decreased $668,000, or 28.2%, from the prior year to $1.7 million in 2006 due to our participating in fewer new issues in the equity capital markets team.

Income from our equity investment in Siebert, Brandford, Shank & Co., LLC, an entity in which Siebert holds a 49% equity interest ("SBS"), for 2006 was $2.9 million compared to income of $1.7 million, an increase of $1.2 million or 74.3% from the same period in 2005. This increase was due to SBS participating in more managed and co-managed transactions as well as an increase revenues from trading. SBS serves as an underwriter for municipal bond offerings. Income from our equity investment in SBS Financial Products Company, LLC, an entity in which we hold a 33% equity interest ("SBSFPC") for 2006, was $916,000 as compared to income of $194,000, an increase of $722,000 or 372.2% from the same period in 2005. This increase was due to an increase in the number and size of the transactions and the mark to market of the positions. SBSFPC engages in derivatives transactions related to the municipal underwriting business.

Trading profits increased $52,000, or 7.4%, from the prior year to $754,000 primarily due to increased trading in municipal, government and corporate bonds within our riskless trading group and the mark to market of our investment.

Income from interest and dividends increased $669,000, or 68.4%, from the prior year to $1.7 million primarily due to higher interest rates and higher cash balances.

Expenses. Total expenses for 2006 were $26.7 million, a decrease of $1.3 million, or 4.5%, from the prior year.

Employee compensation and benefit costs decreased $450,000, or 3.9%, from the prior year to $11.0 million primarily due to a decrease in headcount in customer service and new accounts departments, commission based on production and settlement of employee related matters and termination of an executive officer in 2005.

Clearing and floor brokerage fees decreased $92,000, or 1.7%, from the prior year to $5.2 million primarily due to decreased volume relating to the commission recapture business offset by an increase in fixed fees that are not related to volume that are charged our clearing firm.

Professional fees decreased $498,000, or 11.6% from the prior year to $3.8 million primarily due to an decrease in legal fees relating to litigation with Intuit and consulting fees relating to the commission recapture business.

Advertising and promotion expense increased $44,000, or 5.0%, from the prior year to $920,000 primarily due to the production and airing of television commercials in the Florida region in the first quarter of 2006.

Communications expense decreased $17,000, or 1.0%, from the prior year to $1.7 million from actively pursuing alternative vendors and utilizing new technologies.

Occupancy costs increased $93,000, or 8.8%, from the prior year to $1.2 million principally due to the an increase in operating and utilities cost charged by the landlord in our Jersey City, New Jersey branch as well as our branches in the Florida region.

Other general and administrative expenses decreased $327,000, or 10.0%, from the prior year to $3.0 million primarily due to a decrease in depreciation and amortization expenses, registration and exchange fees and costs relating to the institutional direct access operations offset by increases in travel and entertainment and office supplies.

Taxes. The provision for income taxes increased by $1,134,000, or 84.0% from the prior year to $2.5 million due to an increase in net income before tax to $5.9 million in 2006 from $3.2 million in 2005.

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

Revenues. Total revenues for 2005 were $31.2 million, an increase of $3.1 million, or 10.9%, from 2004. Commission and fee income increased $1.5 million, or 6.2%, from the prior year to $25.3 million due to an increase in commissions generated by the commission recapture, institutional direct access and institutional trading operations as well as retail customer accounts purchased from Wall Street Discount, Inc. in the second quarter 2004 offset by a decrease in retail customer commissions. The decrease in retail customer commissions is due a decrease in the average commission charged per trade in 2005 from the previous year. The commission recapture, institutional direct access and institutional trading operations began in the third quarter 2004.

Investment banking revenues increased $1 million, or 74.0%, from the prior year to $2.4 million in 2005 due to our participation in more new issues as a result of the Capital Markets team that joined us in the third quarter of 2004.

Income from Siebert's investment in Siebert, Brandford, Shank & Co., LLC ("SBS"), an entity in which Siebert holds a 49% equity interest, for 2005 and 2004 was $1.7 million. SBS serves as an underwriter for municipal bond offerings. Income from our equity investment in SBS Financial Products Company, LLC, an entity in which we hold a 33.33% equity interest ("SBSFPC") for 2005 was $194,000. SBSFPC operations began in the second quarter of 2005.

Trading profits decreased $59,000, or 7.8%, from the prior year to $702,000 primarily due to decreased trading in municipal, government and corporate bonds within our riskless trading group.

Income from interest and dividends increased $508,000, or 108.1%, from the prior year to $978,000 primarily due to higher interest rates and higher cash balances.

Expenses. Total expenses for 2005 were $28.0 million, an increase of $838,000, or 3.1%, from the prior year.

Employee compensation and benefit costs increased $289,000, or 2.6%, from the prior year to $11.4 million primarily due to the hiring of our General Counsel, the expansion of our Capital Markets Group and the New York Stock Exchange Floor Operation, settlement of employee related matters and health and other employee benefits offset commissions based on production, headcount in customer service and new accounts departments and termination of an executive officer.

Clearing and floor brokerage fees increased $1.1 million, or 24.8%, from the prior year to $5.3 million primarily due to increased volume of trade executions and a one time commission rebate of $800,000 from our clearing firm in the first and second quarter of 2004.

Professional fees increased $2.2 million, or 100.3% from the prior year to $4.3 million primarily due to an increase in legal fees relating to litigation with Intuit and employee matters and consulting fees relating to the Company entering into the commission recapture business in the third quarter of 2004, the acquisition of the customer accounts of Wall Street Discount Corp., and Sarbanes-Oxley.

Advertising and promotion expense decreased $231,000, or 20.9%, from the prior year to $876,000 primarily due to management's decision to spend less for advertising and promotion.

Communications expense decreased $603,000, or 25.9%, from the prior year to $1.7 million from actively pursuing alternative vendors and utilizing new technologies.

Occupancy costs decreased $14,000, or 1.3%, from the prior year to $1.1 million principally due to the combining of our Boca Raton office with Your Discount Broker, Inc.'s Boca Raton office in the second quarter of 2004.

Other general and administrative expenses decreased $282,000, or 7.9%, from the prior year to $3.3 million primarily due to a decrease in depreciation and amortization expenses, printing and postage costs offset by an increase in placement and registration fees.

Taxes. The provision for income taxes increased by $900,000, or 200.0% from the prior year to $1.4 million due to an increase in net income before tax to $3.2 million in 2005 from $983,000 in 2004.

Liquidity and Capital Resources

Our assets are highly liquid, consisting generally of cash, money market funds and securities freely saleable in the open market. Our total assets at December 31, 2006 were $47 million, of which, $35.1 million, or 75%, were regarded by us as highly liquid.

Siebert is subject to the net capital requirements of the SEC, the NYSE and other regulatory authorities. At December 31, 2006, Siebert's regulatory net capital was $27.7 million, $27.5 million in excess of its minimum capital requirement of $250,000. Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial position. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs, and Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid a consideration to Pershing that had been previously accrued by Siebert.

Siebert has entered into a Secured Demand Note Collateral Agreement with SBS under which it is obligated to loan to SBS up to $1.2 million pursuant to a secured promissory note on a subordinated basis. Amounts obligated to be loaned by Siebert under the facility are reflected on our balance sheet as "cash equivalents - restricted". SBS pays Siebert interest on this amount at the rate of 8% per annum. The facility expires on August 31, 2008 at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

Below is a table that presents our obligations and commitments at December 31, 2006:

	Payment Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than Five Years
Operating lease obligations	$ 3,440,000	$ 950,000	$ 2,020,000	$ 470,000	$ 0

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments Held For Trading Purposes:

Through Siebert, we maintain inventories in exchange-listed and Nasdaq equity securities and municipal securities on both a long and short basis. We do currently do not have long and short positions at December 31, 2006. The Company does not engage in derivative transactions, have no interest in any special purpose entity and have no liabilities, contingent or otherwise, for the debt of another entity, except for Siebert's obligation under its Secured Demand Note Collateral Agreement of $1.2 million executed in favor of SBS. SBS pays Siebert interest on this amount at the rate of 8% per annum. Siebert earned interest of $96,000 from SBS in each of the years that Siebert's commitment has been outstanding.

Financial Instruments Held For Purposes Other Than Trading:

Working capital is generally temporarily invested in dollar denominated money market funds and commercial paper. These investments are not subject to material changes in value due to interest rate movements.

In the normal course of its business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in our financial statements. Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. If customers do not fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy the customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements. Siebert is exposed to the risk of loss on unsettled customer transactions if customers and other counterparties are unable to fulfill their contractual obligations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See financial statements and supplementary data required pursuant to this item beginning on page F-1 of this Report on Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of management, including our President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of Securities Exchange of 1934, as amended. Based on that evaluation, our management, including the President and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in our periodic filings with the Securities and Exchange Commission.

There were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Identification of Directors

This information is incorporated by reference from our definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2007.

(b) Identification of Executive Officers

Name	Age	Position
Muriel F. Siebert	74	Chairwoman and President
Ameen Esmail	48	Executive Vice President and Director of Business Development
Joseph M. Ramos, Jr.	48	Executive Vice President and Chief Financial Officer
Jeanne Rosendale	42	Executive Vice President and General Counsel
Daniel Iesu	47	Secretary

Certain information regarding each executive officer's business experience is set forth below.

Muriel F. Siebert has been Chairwoman, President and a director of Siebert since 1967 and the Company since November 8, 1996. Ms. Siebert became the first woman member of the New York Stock Exchange on December 28, 1967 and served as the first woman Superintendent of Banks of the State of New York from 1977 to 1982. She is director of the New York State Business Council and the Boy Scouts of Greater New York. She is the founder and past president of the Woman's Forum, a former member of the State of New York Commission on Judicial Nomination and is on the executive committee of the Economic Club of New York.

Ameen Esmail has been Executive Vice President and Director of Business Development since July 3, 2003. From 1984 to 1996, Mr. Esmail served as an Executive Vice President of Siebert. From 1996 to 2003, Mr. Esmail worked as an independent consultant servicing the financial securities industry. Mr. Esmail earned a MBA from New York University's Stern's Graduate School of Business in 2000.

Joseph M. Ramos, Jr. has been Executive Vice President, Chief Financial Officer and Assistant Secretary of Siebert since February 10, 2003. From May 1999 to February 2002, Mr. Ramos served as Chief Financial Officer of A.B. Watley Group, Inc. From November 1996 to May 1999, Mr. Ramos served as Chief Financial Officer of Nikko Securities International, Inc. From September 1987 to March 1996, Mr. Ramos worked at Cantor Fitzgerald and held various accounting and management positions, the last as Chief Financial Officer of their registered broker-dealer based in Los Angeles. From October 1982 to September 1987, Mr. Ramos was an audit manager for Deloitte & Touche LLP, a public accounting firm. Mr. Ramos is a Certified Public Accountant licensed in the State of New York.

Jeanne M. Rosendale has been Executive Vice President, General Counsel of Siebert since May 3, 2004. From February 2003 to April 2004, Ms. Rosendale served as Global Director Compliance for Knight Equity Markets. From 2001 through the end of 2002, Ms. Rosendale served as Managing Director, General Counsel and Chief Compliance Officer for TD Securities (USA) Inc. Ms. Rosendale's background likewise includes senior level legal positions with Citigroup and the law firm Weil Gotshal & Manges, LLP. Ms. Rosendale received both her B.A. and J.D., with honors, from Fordham University. She is active in various industry groups such as the SIA, the Bond Market Association, the LSTA and ISDA.

Daniel Iesu has been Secretary of Siebert since October 1996 and the Company since November 8, 1996. He has been Controller of Siebert since 1989.

(c) Compliance with Section 16(a) of the Exchange Act

This information is incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A on or prior to April 30, 2007.

(d) Code of Ethics

We have adopted a financial code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and all other employees performing similar functions. This financial code of ethics is posted on our website. The Internet address for our website is http://www.siebertnet.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by either filing a Form 8-K or posting such information on our website, at the address and location specified above, within four business days following the date of such amendment or waiver.

The information required by this item not set forth herein is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A on or prior to April 30, 2007.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A on or prior to April 30, 2007.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A on or prior to April 30, 2007.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A on or prior to April 30, 2007.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required in this item is incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A on or prior to April 30, 2007.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The exhibits required by Item 601 of the Regulations S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

(a) The following documents are filed as part of this report:

1. Financial Statements

The consolidated Financial statements for the year ended December 31, 2006 commence on page F-1 of this report on Form 10-K.

2. Financial Statement Schedules

None.

3. Exhibits

The exhibits required by Item 601 of the Regulation S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Siebert Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siebert Financial Corp. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Eisner LLP

New York, New York
March 30, 2007

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2006	2005
ASSETS		
Cash and cash equivalents	$ 32,606,000	$ 30,980,000
Cash equivalents - restricted	1,300,000	1,300,000
Receivable from clearing broker	2,468,000	2,404,000
Furniture, equipment and leasehold improvements, net	510,000	828,000
Investments in and advances to affiliates	6,765,000	4,428,000
Prepaid expenses and other assets	1,211,000	992,000
Intangibles, net	1,182,000	1,494,000
Deferred taxes	827,000	601,000
	$ 46,869,000	$ 43,027,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 6,460,000	$ 5,975,000
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, $.01 par value; 49,000,000 shares authorized, 23,202,046 shares issued and 22,202,546 shares outstanding at December 31, 2006 and 23,039,402 shares issued and 22,122,968 shares outstanding at December 31, 2005	232,000	230,000
Additional paid-in capital	18,719,000	18,063,000
Retained earnings	25,962,000	22,896,000
Less: 999,500 and 916,434 shares of treasury stock at cost at December 31, 2006 and 2005, respectively	(4,504,000)	(4,137,000)
	40,409,000	37,052,000
	$ 46,869,000	$ 43,027,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2006	2005	2004
Revenue:			
Commissions and fees	$ 24,713,000	$ 25,271,000	$ 23,798,000
Investment banking	1,704,000	2,372,000	1,363,000
Trading profits	754,000	702,000	761,000
Income from equity investees	3,801,000	1,849,000	1,712,000
Interest and dividends	1,647,000	978,000	470,000
	32,619,000	31,172,000	28,104,000
Expenses:			
Employee compensation and benefits	10,977,000	11,427,000	11,138,000
Clearing fees, including floor brokerage	5,203,000	5,295,000	4,242,000
Professional fees	3,798,000	4,296,000	2,144,000
Advertising and promotion	920,000	876,000	1,107,000
Communications	1,711,000	1,728,000	2,331,000
Occupancy	1,146,000	1,053,000	1,067,000
Interest		2,000	28,000
Write off of advance to clearing broker			1,500,000
Other general and administrative	2,955,000	3,282,000	3,564,000
	26,710,000	27,959,000	27,121,000
Income before provision for income taxes	5,909,000	3,213,000	983,000
Provision for income taxes	2,484,000	1,350,000	450,000
Net income	$ 3,425,000	$ 1,863,000	$ 533,000
Net income per share of common stock - basic	$ 0.15	$ 0.08	$ 0.02
Net income per share of common stock - diluted	$ 0.15	$ 0.08	$ 0.02
Weighted average shares outstanding - basic	22,129,566	22,093,369	22,113,228
Weighted average shares outstanding - diluted	22,252,851	22,127,940	22,276,562

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Treasury Stock		
	Number Of Shares	$.01 Par Value	Additional Paid -In Capital	Retained Earnings	Number Of Shares	Amount	Total
Balance - January 1, 2004	22,983,917	$ 229,000	$ 17,931,000	$ 20,500,000	761,903	$ (3,525,000)	$ 35,135,000
Net income				533,000			533,000
Treasury share purchases					139,713	(568,000)	(568,000)
Balance - December 31, 2004	22,983,917	229,000	17,931,000	21,033,000	901,616	(4,093,000)	35,100,000
Net income				1,863,000			1,863,000
Treasury share purchases					14,818	(44,000)	(44,000)
Issuance of shares in connection with exercise of employee stock options	55,485	1,000	132,000				133,000
Balance - December 31, 2005	23,039,402	230,000	18,063,000	22,896,000	916,434	(4,137,000)	37,052,000
Net income				3,425,000			3,425,000
Treasury share purchases					83,066	(367,000)	(367,000)
Issuance of shares in connection with exercise of employee stock options	162,644	2,000	447,000				449,000
Dividend on common stock ($.08 per share)				(359,000)			(359,000)
Tax benefit arising from exercise of employee stock options			51,000				51,000
Employee stock based compensation			158,000				158,000
Balance - December 31, 2006	23,202,046	$ 232,000	$ 18,719,000	$ 25,962,000	999,500	$ (4,504,000)	$ 40,409,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
Cash Flows From Operating Activities:			
Net income	$ 3,425,000	$ 1,863,000	$ 533,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	780,000	1,128,000	1,464,000
Income from equity investees	(3,801,000)	(1,849,000)	(1,712,000)
Distribution from equity investees	1,427,000	1,573,000	1,231,000
Deferred taxes	(226,000)	(100,000)	52,000
Write-off of advance to clearing broker			1,500,000
Employee stock based compensation	158,000		
Changes in:			
Securities owned, at market value			1,226,000
Receivable from clearing broker	(64,000)	(33,000)	(884,000)
Prepaid expenses and other assets	(219,000)	547,000	268,000
Securities sold, not yet purchased, at market value			(6,000)
Accounts payable and accrued liabilities	485,000	(485,000)	1,575,000
Net cash provided by operating activities	1,965,000	2,644,000	5,247,000
Cash Flows From Investing Activities:			
Purchase of intangibles			(400,000)
Purchase of furniture, equipment and leasehold improvements	(150,000)	(128,000)	(177,000)
Collection (Payment) of advances made to equity investees	37,000	(373,000)	(86,000)
Net cash used in investing activities	(113,000)	(501,000)	(663,000)
Cash Flows From Financing Activities:			
Dividend on common stock	(359,000)		
Purchase of treasury shares	(367,000)	(44,000)	(568,000)
Proceeds from exercise of options	449,000	133,000	
Tax benefit of exercised employee stock options	51,000		
Net cash (used in) provided by financing activities	(226,000)	89,000	(568,000)
Net increase in cash and cash equivalents	1,626,000	2,232,000	4,016,000
Cash and cash equivalents - beginning of year	30,980,000	28,748,000	24,732,000
Cash and cash equivalents - end of year	$ 32,606,000	$ 30,980,000	$ 28,748,000
Supplemental Cash Flow Disclosures:			
Cash paid for:			
Interest		$ 1,000	$ 28,000
Income taxes	$ 2,444,000	$ 812,000	$ 741,000

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Siebert Financial Corp. ("Financial"), through its wholly owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), engages in the business of providing discount brokerage services for customers, investment banking services for institutional clients and trading securities for its own account, and, through its wholly owned subsidiary, Siebert Women's Financial Network, Inc. ("WFN"), engages in providing products, services and information all uniquely devoted to women's financial needs. All significant intercompany accounts and transactions have been eliminated. Financial, Siebert and WFN collectively are referred to herein as the "Company".

The municipal bond investment banking business and related derivatives transactions is being conducted by Siebert Brandford Shank & Co., LLC ("SBS"), and SBS Financial Products Company, LLC ("SBSFP"), investees, which are accounted for by the equity method of accounting (see Note C). The equity method provides that Siebert record its share of the investees' earnings or losses.

[2] Securities Transactions:

Securities transactions trading profits, commission revenues and related clearing expenses are recorded on a trade date basis.

Siebert clears all its security transactions through two unaffiliated clearing firms on a fully disclosed basis. Accordingly, Siebert does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms, which are highly capitalized. Marketable securities are valued at market value. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

[3] Income Taxes:

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Financial files a consolidated federal income tax return, which includes Siebert and WFN.

[4] Furniture, Equipment and Leasehold Improvements:

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the shorter of the estimated useful life or period of the lease.

[5] Cash Equivalents:

Cash equivalents consist of highly liquid investments purchased with original maturity of three months or less including money market funds and commercial paper.

[6] Advertising Costs:

Advertising costs are charged to expense as incurred.

[7] Use Of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Earnings Per Share:

Basic earnings per share is calculated by dividing net income by the weighted average outstanding shares during the period. Diluted earnings per share is calculated by dividing net income by the number of shares outstanding under the basic calculation and adding all dilutive securities, which consist of options. The treasury stock method is used to reflect the dilutive effect of outstanding options, which, for 2006, 2005 and 2004 amounted to 123,285, 34,571 and 163,334 additional shares, respectively, added to the basic weighted average outstanding shares of 22,129,566, 22,093,369 and 22,113,228 in 2006, 2005 and 2004, respectively, and in 2006, 2005 and 2004, 1,288,466, 1,683,675 and 1,412,500 common shares, respectively, issuable upon the exercise of options were not included in the computation of diluted income per share as the effect would have been anti-dilutive.

[9] Investment Banking:

Investment banking revenue includes gains and fees, net of syndicate expenses, arising from underwriting syndicates in which the Company participates. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[10] Cash Equivalents - Restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which Siebert is obligated to lend to SBS on a subordinated basis.

Any outstanding amounts loaned bear interest at 8% per annum and are repayable on August 31, 2008.

[11] Stock-Based Compensation:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R "Share-Based Payment" ("SFAS 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as an operating expense, based on their fair values on grant date. Prior to the adoption of SFAS 123R the Company accounted for stock based compensation using the intrinsic value method. The Company adopted the provisions of SFAS No. 123R effective January 1, 2006, using the modified prospective transition method. Under the modified prospective method, non-cash compensation expense is recognized for the portion of outstanding stock option awards granted prior to the adoption of SFAS 123R for which service has not been rendered, and for any future stock option grants. Accordingly, periods prior to adoption have not been restated. The Company recognizes share-based compensation costs as compensation expense on a straight-line basis over the requisite service periods of awards which would normally be the vesting period of the options. As a result of adopting SFAS No. 123R, the Company's income before income tax and net income for the year ended December 31, 2006 was $158,000 and $93,000, lower than if it had continued to account for share-based compensation by the intrinsic value method. There was no effect on earnings per share. During 2006, 162,644 options were exercised with an intrinsic value of $123,000. Prior to the adoption of SFAS No. 123R, the Company presented cash flows resulting from the tax benefits of deductions from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Since the adoption of SFAS No. 123R, cash flows resulting from the tax benefits of the tax deduction in excess of the compensation cost recognized for these options are classified as financing cash flows.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to the prior periods.

	Year ended, December 31, 2005		Year ended, December 31, 2004	
Net income, as reported	$	1,863,000	$	533,000
Stock-based employee compensation determined under the fair value-based method, prior to the adoption of SFAS 123R		(424,000)		(332,000)
Pro forma net income	$	1,439,000	$	201,000
Net income per share – basic:				
As reported	$	.08	$	.02
Pro forma	$	.07	$	.01
Net income per share – diluted:				
As reported	$	.08	$	.02
Pro forma	$	.07	$	.01

[12] Intangibles:

Purchased intangibles are principally being amortized using the straight-line method over estimated useful lives of three to five years (see Note E).

[13] Valuation of Long-Lived Assets:

The Company evaluates the recoverability of its long-lived assets and requires the recognition of impairment of long-lived assets in the event the net book value of these assets exceeds the estimated future undiscounted cash flows attributable to these assets. The Company assesses potential impairment to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets' carrying value unlikely. Should impairment exist, the impairment loss would be measured based on the excess of the carrying value of the assets over the assets' fair value.

[14] New Accounting Standards:

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provision of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is currently evaluating the impact, if any, of FIN 48 on the Company's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulleting No.108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No.108"). SAB No.108 was issued to provide consistency in how registrants quantify financial statement misstatements. SAB 108 is required to be applied in connection with the preparation of the Company's annual financial statement for the year ended December 31, 2006. The adoption of SAB No.108 did not have any impact on the Company's financial statements.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial statements.

[15] Reclassification – Certain previous years adjustments have been reclassified to conform with current year presentations.

NOTE B - INTUIT LAWSUIT

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003 seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's causes of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Siebert, seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision regarding punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. The Court's Appellate Division reversed the order of disqualification, but, thereafter, granted Siebert's motion for leave to appeal to the Court of Appeals, New York's highest court. All proceedings in the action are stayed pending Siebert's appeal, which the Court of Appeals heard in March 2007. The outcome of this matter cannot now be predicted.

NOTE C - INVESTMENT IN AFFILIATES

Investment in and advances to, equity in income, of and distributions received from affiliates as of and for the years ended December 31, 2006 and 2005 consisting of the following:

December 31, 2006	SBS	SBSFPC	TOTAL
Investment and advances	$5,307,000	$1,458,000	$6,765,000
Income from equity investees	$2,885,000	$ 916,000	$3,801,000
Distributions	$1,378,000	$ 49,000	$1,427,000

December 31, 2005	SBS	SBSFPC	TOTAL
Investment and advances	$3,840,000	$ 588,000	$4,428,000
Income from equity investees	$1,656,000	$ 193,000	$1,849,000
Distributions	$1,567,000	$ 6,000	$1,573,000

Amounts related to affiliates included in the accompanying financial statements for 2004 are attributable solely to SBS.

Siebert and two individuals (the "Principals") formed SBS to succeed to the tax-exempt underwriting business of the Siebert Brandford Shank division of Siebert. The agreements with the Principals provide that profits will be shared 51% to the Principals and 49% to Siebert.

NOTE C - INVESTMENT IN AFFILIATES (CONTINUED)

Summarized financial data of SBS is as follows:

	2006	2005	2004
Total assets including secured demand note of 1,200,000 in each year due from Siebert	$ 19,250,000	$ 14,166,000	$
Total liabilities including subordinated liabilities $1,200,000 in each year due to Siebert	8,556,000	6,547,000	
Total members' capital	10,694,000	7,619,000	7,444,000
Total revenue	26,235,000	21,086,000	17,222,000
Net income	5,888,000	3,377,000	3,494,000
Regulatory minimum net capital requirement	490,000	356,000	

During each of 2006, 2005 and 2004 Siebert charged SBS $240,000 for rent and general and administrative services, which Siebert believes approximates the cost of furnishing such services. In addition, during each of the years 2006, 2005 and 2004, Siebert earned interest income of $96,000, $96,000 and $110,000, respectively from SBS in connection with Siebert's obligation to make a subordinated loan for up to $1,200,000 available to SBS and Siebert paid SBS interest earned on the restricted cash equivalents of $67,000, $52,000 and $22,000. (See Note J)

Siebert's share of undistributed earnings from SBS amounts to $4,848,000 and $3,341,000 at December 31, 2006 and 2005, respectively. Such amounts may not be immediately available for distribution to Siebert for various reasons including the amount of SBS's available cash, the provisions of the agreement between Siebert and the Principals and SBS's continued compliance with its regulatory net capital requirements.

Financial entered into an Operating Agreement, effective as of April 19, 2005 (the "Operating Agreement"), with the two individual principals of SBS (the "Principals") for the formation of SBSFPC. Pursuant to the terms of the Operating Agreement, Financial and each of the Principals made an initial capital contribution of $400,000 in exchange for a 33.33% initial interest in SBSFPC. SBSFPC engages in derivatives transactions related to the municipal underwriting business. The Operating Agreement provides that profit be shared 66.66% by the Principals and 33.33% by Financial.

Siebert's share of undistributed earnings of SBSFPC amounts to $1,058,000 and $188,000 at December 31, 2006 and December 31, 2005, respectively.

Summarized financial data of SBSFPC is as follows:

	2006	2005
Total assets	$ 49,209,000	$4,870,000
Total liabilities	44,842,000	3,107,000
Total members' capital	4,367,000	1,763,000
Total revenue	5,495,000	1,185,000
Net income	2,750,000	582,000

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

	December 31,	
	2006	2005
Equipment	$ 2,122,000	$ 2,251,000
Leasehold improvements	162,000	207,000
Furniture and fixtures	21,000	21,000
	2,305,000	2,479,000
Less accumulated depreciation and amortization	(1,795,000)	(1,651,000)
	$ 510,000	$ 828,000

Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 amounted to $468,000, $605,000 and $741,000, respectively.

NOTE E - INTANGIBLE ASSETS, NET

In several transactions during September and October of 2000, WFN acquired the stock of WFN Women's Financial Network, Inc. ("WFNI") and HerDollar.com, Inc., respectively, companies in the development stage which had yet to commence principal operations, had no significant revenue and had assets consisting principally of websites, content and domain names, for aggregate consideration of $2,310,000 including costs. The transactions have been accounted for as purchases of assets consisting of domain name, website and content, and a non-compete agreement

NOTE E - INTANGIBLE ASSETS, NET (CONTINUED)

(the "Acquired Intangible Assets"). Related deferred tax assets attributable to net operating loss carryforwards of the acquired companies and deferred tax liabilities attributable to the excess of the statement bases of the acquired assets over their tax bases have been reflected in the accompanying consolidated financial statements as an adjustment to the carrying amount of such intangibles (see Note F).

Intangible assets consist of the following:

	December 31, 2006		December 31, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Amortization Accumulated
Amortizable assets:				
Website, content and non-compete	$ 2,350,000	$ 2,350,000	$ 2,350,000	$ 2,350,000
Retail brokerage accounts	2,588,000	2,156,000	2,588,000	1,844,000
	$ 4,938,000	$ 4,506,000	$ 4,938,000	$ 4,194,000
Unamortized intangible assets:				
Domain name/intellectual property	$ 750,000		$ 750,000	
Amortization expense		$ 312,000		$ 523,000

Estimated amortization expense is as follows:

Year Ending December 31,	
2007	$ 312,000
2008	92,000
2009	28,000
	$ 432,000

NOTE F - INCOME TAXES

Income tax provision consists of the following:

	Year Ended December 31,		
	2006	2005	2004
Federal income tax provision (benefit):			
Current	$ 2,049,000	$ 1,080,000	$ 253,000
Deferred	(183,000)	(81,000)	42,000
	1,866,000	999,000	295,000
State and local tax provision (benefit):			
Current	661,000	370,000	145,000
Deferred	(43,000)	(19,000)	10,000
	618,000	351,000	155,000
Total tax provision (benefit):			
Current	2,710,000	1,450,000	398,000
Deferred	(226,000)	(100,000)	52,000
	$ 2,484,000	$ 1,350,000	$ 450,000

A reconciliation between the income tax provision and income taxes computed by applying the statutory Federal income tax rate to income before taxes is as follows:

	Year Ended December 31,		
	2006	2005	2004
Expected income tax provision at statutory Federal tax rate (34%)	$ 2,009,000	$ 1,092,0000	$ 335,000
State and local taxes, net of Federal tax benefit	408,000	258,000	79,000
Permanent difference	100,000		
Other	(33,000)		36,000
Income tax expense	$ 2,484,000	$ 1,350,0000	$ 450,000

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and their tax basis. The principal items giving rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2006	2005
Net operating losses	$ 377,000	$ 402,000
Acquired Intangible assets	(315,000)	(315,000)
Furniture, equipment and leasehold improvements	81,000	(84,000)
Unrealized gain - SBSFP		(40,000)
Retail brokerage accounts	684,000	638,000
	$ 827,000	$ 601,000

Management believes that it is more likely than not that the deferred tax asset will be realized, and therefore no valuation allowance has been provided.

Net operating loss carryforwards of $897,000 at December 31, 2006, which are attributable to WFN, expire through 2020. Utilization of such net operating loss carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code.

In 2006, the Company reduced current taxes payable by $51,000, resulting from the deductibility of the difference between the exercise price of nonqualifying stock options granted by the Company and the market value of the stock on the dates of exercise. The tax benefit was recorded as a credit to paid-in capital.

NOTE G - STOCKHOLDERS' EQUITY

Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Siebert has elected to use the alternative method, permitted by the rule, which requires that Siebert maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2006 and 2005, Siebert had net capital of approximately $27,723,000 and $25,590,000, respectively, as compared with net capital requirements of $250,000. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

The 1998 Restricted Stock Award Plan (the "Award Plan"), provides for awards of not more than 60,000 shares of the Company's common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As provided in the Award Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients and are paid upon lapse of the restrictions. No awards were granted in 2006, 2005 and 2004. As of December 31, 2006, 18,600 common shares are available for future awards under the award plan.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of common stock. Shares will be purchased from time to time in the open market and in private transactions. Through December 31, 2006, 999,500 shares were purchased at an average price of $4.51.

On August 9, 2006, the Board of Directors declared a dividend of eight cents per share on common stock of the Company, which was paid on August 30, 2006 to shareholders of record at the close of business on August 21, 2006. The Chief Executive Officer of the Company waived the right to receive the dividend in excess of the aggregate amount paid to other shareholders which amounted to approximately $180,000.

NOTE H - OPTIONS

The Company's 1997 Stock Option Plan, as amended, (the "Plan") authorizes the grant of options to purchase up to an aggregate of 4,200,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, as amended, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall generally be not less than the fair market value on the date of grant. No option may be granted under the Plan after December 2007. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant. At December 31, 2006, options for 2,027,915 shares of common stock are available for grant under the Plan.

NOTE H – OPTIONS (CONTINUED)

A summary of the Company's stock option transaction for the three years ended December 31, 2006 is presented below:

		2006		2005		2004	
		Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of the year		1,768,610	$ 4.16	1,889,350	$ 4.11	1,803,930	$ 4.08
Granted		25,000	$ 2.75	200,000	$ 2.81	90,000	$ 4.60
Forfeited		(27,000)	$ 4.03	(265,255)	$ 3.13	(4,580)	$ 3.85
Exercised		(162,644)	$ 2.76	(55,485)	$ 0.00	0	$ 0.00
Outstanding - end of year	(a)	1,603,966	$ 4.16	1,768,610	$ 4.16	1,889,350	$ 4.11
Fully vested and expected to vest at year end	(a)	1,603,966	$ 4.16				
Exercisable at end of year	(b)	1,520,466	$ 4.32	1,613,410	$ 4.14	1,556,950	$ 4.06
Weighted average fair value of options granted			$ 1.85		$ 1.42		$ 3.01

(a) Weighted average remaining contractual terms of 4.6 years and aggregate intrinsic value of $353,000.

(b) Weighted average remaining contractual terms of 4.5 years and aggregate intrinsic value of $302,000.

As of December 31, 2006, there was $167,000 of unrecognized compensation costs related to unvested options which is expected to be recognized over a weighted-average period of 5 years.

The fair value of each option award is estimated on the date of grant using the Black-Sholes option pricing model using the following weighted-average assumptions for the three years ended December 31, 2006:

	2006	2005	2004
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	50.40%	53.00%	52.00%
Risk-free interest rate	4.82%	4.30%	3.71%
Expected life (in years)	7.5	5.00	7.78

During 2006, the Company took into consideration guidance contained in SFAS No. 123R and SAB No. 107 when reviewing and developing assumptions for the 2006 grants. The weighted average expected life for the 2006 grants of 7.5 years reflects the alternative simplified method permitted by SAB No. 107, which defines the expected life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Expected volatility for the 2006 option grants is based on historical volatility over the expected term.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. Securities transactions entered into as of December 31, 2006 settled with no adverse effect on Siebert's financial condition. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements.

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs, and Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid a consideration to Pershing that had been previously accrued by Siebert. Siebert believes the Pershing claims are without merit and that the ultimate outcome of this matter will not have a material adverse effect on the Company's results of operations or financial position.

The Company rents discount retail brokerage and other office space under long-term operating leases expiring in various periods through 2011. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year Ending December 31,	Amount
2007	950,000
2008	900,000
2009	650,000
2010	470,000
2011	470,000
	$ 3,440,000

Rent expense, including escalations for operating costs, amounted to approximately $1,071,000, $985,000 and $984,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Rent is being charged to expense over the entire lease term on a straight-line basis.

In addition to the Pershing matter, Siebert is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position or results of operations of the Company. The Company believes that adequate provisions have been made for such matters.

Siebert sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. Siebert may also make discretionary contributions to the plan. No contributions were made by Siebert in 2006, 2005 and 2004.

Siebert is party to a Secured Demand Note Collateral Agreement with SBS which obligates Siebert to lend SBS, on a subordinated basis, up to $1,200,000. Amounts that Siebert is obligated to lend under this arrangement are reported as "cash equivalents - restricted", currently in the amount of $1,300,000. As of December 31, 2006, no amount had been loaned to SBS.

NOTE K – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated statements of financial condition for cash, cash equivalents, receivable from broker, accounts payable and accrued liabilities approximate fair value due to the short term maturities of those instruments.

NOTE L - SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2006				2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 7,830,000	$ 8,856,000	$ 7,732,000	$ 8,201,000	$ 7,226,000	$ 7,996,000	$ 8,102,000	$ 7,848,000
Net income	$ 552,000	$ 1,341,000	$ 897,000	$ 635,000	$ 181,000	$ 594,000	$ 542,000	$ 546,000
Earnings per share:								
Basic	$ 0.02	$ 0.06	$ 0.04	$ 0.03	$ 0.01	$ 0.03	$ 0.02	$ 0.02
Diluted	$ 0.02	$ 0.06	$ 0.04	$ 0.03	$ 0.01	$ 0.03	$ 0.02	$ 0.02

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statements of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2006 and 2005, and the related statements of operations, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

New York, New York
February 26, 2007

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Financial Condition

	December 31,	
	2006	**2005**
ASSETS		
Cash and cash equivalents	**$ 9,916,728**	$ 10,512,082
Securities owned, at market value		580,145
Accounts receivable	**1,311,516**	1,020,294
Receivable from affiliate	**10,909**	21,997
Receivable from broker	**6,153,128**	168,047
Secured demand note	**1,200,000**	1,200,000
Furniture and equipment and leasehold improvements, net	**194,745**	248,595
Other assets	**462,636**	414,736
	$ 19,249,662	$ 14,165,896
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Payable to affiliate	**$ 55,556**	$ 101,902
Accounts payable and accrued expenses	**7,300,510**	5,245,204
	7,356,066	5,347,106
Commitments and contingency		
Subordinated debt	**1,200,000**	1,200,000
Members' capital	**10,693,596**	7,618,790
	$ 19,249,662	$ 14,165,896

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Operations

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenues:			
Investment banking	**$ 22,175,826**	$ 18,085,786	$ 15,779,505
Trading profits	**3,315,250**	2,597,064	1,358,959
Interest and other	**743,533**	403,260	83,870
	26,234,609	21,086,110	17,222,334
Expenses:			
Employee compensation and benefits	**15,563,860**	12,890,686	9,963,888
Clearing fees	**365,216**	370,003	122,448
Communications	**593,246**	539,191	356,939
Occupancy	**655,677**	640,666	477,668
Professional fees	**290,797**	633,137	744,635
Interest	**96,000**	96,000	110,000
General and administrative	**2,781,986**	2,539,257	1,952,983
	20,346,782	17,708,940	13,728,561
Net income	**$ 5,887,827**	$ 3,377,170	$ 3,493,773

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Changes in Members' Capital

Balance - January 1, 2004	**$ 6,462,836**
Distributions to members	**(2,512,219)**
Net income	**3,493,773**
Balance - December 31, 2004	**7,444,390**
Distributions to members	**(3,202,770)**
Net income	**3,377,170**
Balance - December 31, 2005	**7,618,790**
Distributions to members	**(2,813,021)**
Net income	**5,887,827**
Balance - December 31, 2006	**$ 10,693,596**

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Cash Flows

	Year Ended December 31,		
	2006	**2005**	**2004**
Cash flows from operating activities:			
Net income	**$ 5,887,827**	$ 3,377,170	$ 3,493,773
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**77,491**	68,824	46,498
Changes in:			
Securities owned, at market value	**580,145**	(570,134)	5,276
Accounts receivable	**(291,222)**	487,692	(1,119,783)
Receivable from broker	**(5,985,081)**	(160,569)	(434)
Other assets	**(47,900)**	(71,305)	(67,708)
(Receivable from) payable to affiliate	**(35,258)**	(45,983)	86,152
Accounts payable and accrued expenses	**2,055,305**	1,689,829	1,085,165
Net cash provided by operating activities	**2,241,307**	4,775,524	3,528,939
Cash flows used in investing activities:			
Purchase of property and equipment	**(23,640)**	(113,722)	(121,346)
Cash flows used in financing activities:			
Distributions to members	**(2,813,021)**	(3,202,770)	(2,512,219)
Net increase in cash and cash equivalents	**(595,354)**	1,459,032	895,374
Cash and cash equivalents - beginning of year	**10,512,082**	9,053,050	8,157,676
Cash and cash equivalents - end of year	**$ 9,916,728**	$ 10,512,082	$ 9,053,050
Supplemental disclosures of cash flow information:			
Taxes paid	**$ 152,000**	$ 120,000	$ 120,000
Interest paid	**$ 96,000**	$ 96,000	$ 110,000

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Notes to Financial Statements
December 31, 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and basis of presentation:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women's Owned Business Enterprise in certain municipalities.

[2] Securities transactions:

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value.

Dividends are recorded on the ex-dividend date, and interest income and expense are recognized on an accrual basis.

[3] Investment banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] Furniture, equipment and leasehold improvements, net:

Furniture and equipment are stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Income taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and established a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2006 and 2005 consists of a Secured Demand Note Collateral Agreement payable to Siebert, in the amount of $1,200,000, bearing interest at 8% and due August 31, 2008. Interest expense paid to Siebert for each of the years ended 2006, 2005 and 2004 amounts to $96,000, $96,000 and $110,000, respectively.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,300,000 at December 31, 2006 and 2005. Interest earned on the collateral amounted to approximately $67,000, $52,000 and $22,000 in 2006, 2005 and 2004, respectively.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture and equipment consist of the following:

	2006	2005
Equipment	**$ 437,684**	$ 435,068
Furniture and fixtures	**170,492**	149,468
	608,176	584,536
Less accumulated depreciation and amortization	**(413,431)**	(335,941)
	$ 194,745	$ 248,595

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $10,965,000 and $7,841,000, respectively, which was $10,474,000 and $7,485,000, respectively, in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .67 to 1 and .68 to 1, respectively. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2013. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2007	$ 495,000
2008	407,000
2009	365,000
2010	201,000
2011	132,000
Thereafter	297,000
	$ 1,897,000

Rent expense including taxes and operating expenses for 2006, 2005 and 2004 amounted to $655,677, $640,666 and $477,668, respectively.

NOTE F - OTHER

During each of 2006, 2005 and 2004, the Company was charged $240,000 by Siebert for general and administrative services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEBERT FINANCIAL CORP.

By: /s/ MURIEL F. SIEBERT
Muriel F. Siebert
Chair and President

Date: April 2, 2007

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Muriel F. Siebert Muriel F. Siebert	Chair, President and Director (principal executive officer)	April 2, 2007
/s/ Jeanne Rosendale Jeanne Rosendale	Executive Vice President, and General Counsel	April 2, 2007
/s/ Joseph M. Ramos, Jr. Joseph M. Ramos, Jr.	Chief Financial Officer and Assistant Secretary (principal financial and accounting officer)	April 2, 2007
/s/ Patricia L. Francy Patricia L. Francy	Director	April 2, 2007
/s/ Leonard M. Leiman Leonard M. Leiman	Director	April 2, 2007
/s/ Jane H. Macon Jane H. Macon	Director	April 2, 2007
/s/ Robert P. Mazzarella Robert P. Mazzarella	Director	April 2, 2007
/s/ Nancy S. Peterson Nancy S. Peterson	Director	April 2, 2007

EXHIBIT INDEX

Exhibit No.	Description Of Document
2.1	Plan and Agreement of Merger between J. Michaels, Inc. ("JMI") and Muriel Siebert Capital Markets Group, Inc. ("MSCMG"), dated as of April 24, 1996 ("Merger Agreement") (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.2	Amendment No. 1 to Merger Agreement, dated as of June 28, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.3	Amendment No. 2 to Merger Agreement, dated as of September 30, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.4	Amendment No. 3 to Merger Agreement, dated as of November 7, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
3.1	Certificate of Incorporation of Siebert Financial Corp., formerly known as J. Michaels, Inc. originally filed on April 9, 1934, as amended and restated to date (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
3.2	By-laws of Siebert Financial Corp. (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-1 (File No. 333-49843) filed with the Securities and Exchange Commission on April 10, 1998)
10.1	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.2	10(a) Siebert Financial Corp. 1997 Stock Option Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.4	LLC Operating Agreement, among Siebert, Brandford, Shank & Co., LLC, Muriel Siebert & Co., Inc., Napoleon Brandford III and Suzanne F. Shank, dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.5	Services Agreement, between Siebert, Brandford, Shank & Co., LLC and Muriel Siebert & Co., Inc., dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.6	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.7	Stock Option Agreement, dated March 11, 1997, between the Company and Patricia L. Francy (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.8	Stock Option Agreement, dated March 11, 1997, between the Company and Jane H. Macon (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.9	Stock Option Agreement, dated March 11, 1997, between the Company and Monte E. Wetzler (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.10	Employment Agreement, dated as of April 9, 1999, between the Company and Daniel Jacobson (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended September 30, 1999)
10.11	Strategic Alliance Agreement, dated as of April 29, 2002, by and between Intuit Inc, Muriel Siebert & Co., Inc. and Investment Solutions, Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.)
10.12	Fully Disclosed Clearing Agreement, dated April 30, 2002, by and between the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation and Muriel Siebert & Co., Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.)

Exhibit No.	Description Of Document
10.13	Operating Agreement of SBS Financial Products Company, LLC, dated effective as of April 19, 2005, by and among Siebert Financial Corp., Napoleon Brandford III and Suzanne Shank. (incorporated by reference to Siebert Financial Corp.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2005)
21	Subsidiaries of the registrant (incorporated by reference to Siebert Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001)
23	Consent of Independent Auditors
31.1	Certification of Muriel F. Siebert pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Joseph M. Ramos, Jr. pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley act of 2002.
32.1	Certification of Muriel F. Siebert of Periodic Financial Report under Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Joseph M. Ramos, Jr. of Periodic Financial Report under Section 906 of the Sarbanes- Oxley Act of 2002

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-43837, No. 333-43839, No. 333-72939 and No. 333-102701, and Form S-3, No. 333-81037) of Siebert Financial Corp. and in the related prospectus of our report dated March 30, 2007 with respect to the consolidated financial statements of Siebert Financial Corp. included in this Annual Report on Form 10-K for the year ended December 31, 2006. We also consent to the incorporation by reference of our report dated February 26, 2007 with respect to the financial statements of Siebert, Brandford, Shank & Co., L.L.C. included in this Annual Report on Form 10-K.

Eisner LLP

New York, New York
March 30, 2007

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Muriel F. Siebert certify that:

1. I have reviewed this report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President
(principal executive officer)

Date: April 2, 2007

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph M. Ramos, Jr. certify that:

1. I have reviewed this report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Joseph M. Ramos, Jr.
Joseph M. Ramos, Jr.
Chief Financial Officer
(principal financial and accounting officer)

Date: April 2, 2007

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, Muriel F. Siebert, in my capacity as Chair and President of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President

Date: April 2, 2007

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, Joseph M. Ramos, Jr., in my capacity as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ Joseph M. Ramos, Jr.
Joseph M. Ramos, Jr.
Chief Financial Officer

Date: April 2, 2007

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

OFFICERS

Muriel F. Siebert
Chairwoman & President
Chief Executive Officer

Ameen Esmail
Executive Vice President
Director of Business Development

Joseph M. Ramos, Jr.
Executive Vice President
Chief Financial Officer

Jeanne M. Rosendale
Executive Vice President
General Counsel

Daniel Iesu
Secretary

Transfer Agent
American Stock Transfer
& Trust Company

Independent Auditor
Eisner LLP

DIRECTORS

Muriel F. Siebert
Chairwoman & President
Chief Executive Officer



Patricia L. Francy
Retired Treasurer & Controller
Columbia University



Leonard M. Leiman
Counsel
Fulbright & Jaworski L.L.P.



Jane H. Macon, Esq.
Partner
Fulbright & Jaworski L.L.P.



Robert P. Mazzarella
Retired President
Fidelity Investment Brokerage
Services, LLC



Nancy S. Peterson
President and Chief
Executive Officer
Peterson Tool Company, Inc.



New York Headquarters

885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.327.8379 Fax: 212.486.2784

Offices In:

Beverly Hills
9693 Wilshire Boulevard, Beverly Hills, CA 90212
Telephone: 800.995.7880 Fax: 310.788.7888

Boca Raton
4400 North Federal Highway, Suite 152, Boca Raton, FL 33431
Telephone: 800.728.3352 Fax: 561.368.9750

Jersey City
111 Town Square Place, Jersey City, NJ 07310
Telephone: 800.872.0711 Fax: 201.239.574

Naples
400 Fifth Avenue South, Suite 100, Naples, FL 34102
Telephone: 800.293.3891 Fax: 239.435.9788

Palm Beach
240A South County Road, Palm Beach, FL 33480
Telephone: 800.909.4503 Fax: 561.802.4444

Surfside
9569 Harding Avenue, Surfside, FL 33154
Telephone: 800.773.2980 Fax: 305.868.5670

Women's Financial Network at Siebert
885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.936.4968 Fax: 212.486.2784

Siebert Brandford Shank & Co., L.L.C., offices located in:
Atlanta • Anchorage • Chicago • Dallas • Detroit • Fort Worth • Houston • Los Angeles • Miami
New York • Oakland • Orlando • San Antonio • San Diego • Seattle • Washington D.C. • Weehawken

www.siebertnet.com

END

SIEBERT

MURIEL SIEBERT & CO., INC.

Member NYSE/NASD/SIPC • Established 1967 • NASDAQ Symbol SIEB